

Mail Stop 3233

June 7, 2016

Via E-mail
Michael Szymanski
Chief Executive Officer
ZAIS Financial Corp.
Two Bridge Avenue, Suite 322
Red Bank, New Jersey 07701-1106

> **Re:** **ZAIS Financial Corp.**
> **Registration Statement on Form S-4**
> **Filed May 10, 2016**
> **File No. 333-211251**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **File No. 001-35808**

Dear Mr. Szymanski:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 Filed May 10, 2016

General

1. We note that upon completion of the mergers, the combined company will focus on small balance commercial lending with approximately 10% target equity allocation to residential mortgages. We further note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the 1940 Act. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support the exemption. Please note that we will refer your response to the Division of Investment Management for further review.

2. Please tell us what consideration you gave to including a discussion and corresponding risk factor related to the material weaknesses identified by Sutherland's independent public registered public accounting firm in connection with the audit of its financial statements for the year ended December 31, 2014.

3. With respect to each person who will serve as a director or executive officer of the surviving company, please provide the disclosure required by Item 402 of Regulation S-K or advise. We note that Mr. Herbst served as CFO of Sutherland and dedicated his time exclusively to its affairs.

4. Please revise to include the disclosure required by Item 407(a) of Regulation S-K or advise. Refer to Item 18(a)(7)(iii) of Form S-4.

Joint Letter to Stockholders

5. Please revise the joint letter to stockholders to clarify, if true, that the tender offer price will be at a discount to the merger consideration and/or market capitalization of the combined company. Please also tell us what consideration you gave to presenting ownership percentages of the combined company assuming the tender offer is not fully subscribed.

Questions and Answers, page 1

6. On page 3 you discuss how ZAIS Financial stockholders will be affected by the mergers and the issuance of shares to Sutherland. The answer presents an assumed exchange ratio as of December 31, 2015, assuming the tender offer is fully subscribed. Please balance to present the exchange ratio as of December 31, 2015 assuming the tender offer is not fully subscribed or advise.

Risk Factors, page 30

We anticipate that a significant portion of the combined company's investments will be in the form of SBC loans which are subject to increased risks, page 35

7. Please quantify the aggregate dollar carrying value of Sutherland's sub-performing and non-performing loans.

The combined company and GMFS are subject to risks and can be exposed to significant losses relating to inaccurate representations made in connection with loan sales to third parties, page 59

8. Please quantify the loan indemnification reserve to provide context to your statement that losses in excess of the loan indemnification reserve, total contingent consideration and the escrow account could have a material adverse impact on ZAIS Financial's and the combined company's results of operations, financial position or cash flows.

<u>Sutherland is a seller/servicer approved to sell mortgage loans to Freddie Mac and failure to maintain the combined company's status as an approved seller/servicer could harm the combined company's business, page 65</u>

9. We understand that the combined company could be required to re-purchase loans previously sold to Freddie Mac if it fails to maintain status as an approved seller/servicer. Please quantify the amount of loans that may be required to be re-purchased to provide additional context to this risk factor.

<u>Counterparties to certain significant agreements with Sutherland and ZAIS Financial may have consent rights in connection with the mergers, page 73</u>

10. Please expand to discuss, with greater specificity, those agreements with consent rights that may result in default or termination rights, to the extent material.

<u>The Mergers, page 104</u>

<u>Background of the Mergers, page 104</u>

11. Please revise the paragraph discussing the July 31, 2015 ZAIS Financial board meeting to explain the nature of the update ZAIS Financial management provided to the board. Please describe in greater detail the "other potential alternatives" discussed at this meeting.

12. We note that a representative of BofA Merrill Lynch provided a report on the proposed transaction with ZAIS Financial to the Sutherland board on November 12, 2015. Please elaborate on the nature of this report and provide all disclosure required by Item 4(b) of Form S-4, to the extent applicable.

13. Please revise the discussion of the initial non-binding indication of interest ZAIS Financial received on November 19, 2015 to disclose the exchange ratio contemplated for the stock-for-stock merger.

14. On page 111 you state that ZAIS Financial entered into expense reimbursement agreements with party A, party B and Sutherland. On page 112, you state that party B and Sutherland entered into expense reimbursement agreements. Please revise to ensure consistency.

15. We understand that the revised draft merger agreement Alston distributed to Sidley on February 15, 2016 contemplated a repurchase of $64.3 million aggregate value of shares in a tender offer "based on the $7.23 per share price indicated by Sutherland in its January 8 proposal." The prior discussion of the January 8 proposal referenced a stock-for-stock merger as well as a pre-merger, one-time cash payout of $7.23 per share to

ZAIS Financial stockholders. Please revise to clarify if the January 8 proposal contemplated a tender offer, as opposed to a pre-merger cash payout to ZAIS Financial stockholders

16. Please revise the discussion of the period between February 27, 2016 and March 7, 2016 to explain the considerations taken into account in connection with the parties' tentative agreement to reduce ZAIS Financial's book value by $15 million for purposes of determining the exchange ratio.

17. Please revise to describe the impact of Sutherland's exchange ratio and tender offer price, as contemplated by the draft merger agreement distributed on March 11, 2016 and how it compared to the proposal submitted by Alston on March 8, 2016.

18. Please discuss in greater detail the proposed resolutions contained in the March 19, 2016 draft merger agreement. Please similarly describe material modifications to the merger agreement during the negotiations that took place between March 21 and March 30, 2016.

Opinion of Financial Advisor to ZAIS Financial, page 126

19. Please provide us with copies of the materials that Houlihan and BofA Merrill Lynch prepared in connection with their fairness opinions or otherwise provided to each board of directors in connection with this transaction, including any board books, drafts of fairness opinions, and summaries of oral presentations made to the board. We may have additional comments after we review this material.

20. We understand that ZAIS Financial provided financial projections to Houlihan, which it considered in conducting its net liquidation value analysis. Please revise to describe the financial projections provided, assuming that GMFS was placed into a liquidating trust, and explain the methodology used to determine the discount rate of 14.2%.

21. In your discussion of the Selected Public Companies Analysis, please state if there were any companies that fit your selection criteria but were excluded from the analyses. Please explain the reason(s) for the exclusion.

22. On page 136, under the heading "Other Information – ZAIS Financial and Sutherland," you disclose the implied value assuming a cash tender offer taking into account the termination of the existing management agreement (of $8 million) and a $4 million transaction related adjustment. It appears that Houlihan did not consider the adjustment to the tender offer price for expenses and reserves associated with certain litigation relating to the mergers. Please clarify the extent to which Houlihan's analysis is based on adjustments that differ from the manner in which the cash tender offer price will be calculated.

Opinion of Financial Advisor to Sutherland, page 137

23. Please revise the Selected Publicly Traded Companies Analysis to explain the selection criteria BofA Merrill Lynch utilized to select the companies identified. If any companies fit the selection criteria but were excluded from the analysis, please explain the reason(s) for the exclusion.

24. We understand that the discounted cash flow analysis is based on the Sutherland Forecasts and the Sutherland-ZAIS Remain Co. Forecasts. Please revise to describe these forecasts or advise us why you believe the forecasts are not necessary for shareholders to appropriately evaluate the discounted cash flow analysis.

25. We note that Sutherland agreed to pay BofA Merrill Lynch an aggregate fee of $3 million, a significant portion of which is contingent upon completion of the merger. Please quantify the contingent portion of the fee.

26. We note that the description of the material relationships between BofA Merrill Lynch and Sutherland or ZAIS does not provide a quantitative description of the fees paid to BofA Merrill Lynch and its affiliates by Sutherland and its affiliates or ZAIS and its affiliates. Please revise to provide this disclosure or advise.

Other Agreements, page 205

Incentive Distribution, page 209

27. Given the complexity of the incentive fee calculation, please consider including a hypothetical example in the joint proxy statement/prospectus.

Sutherland Management's Discussion and Analysis of Financial Condition and Results of Operations, page 222

Critical Accounting Policies and Use of Estimates, page 225

Servicing rights, page 229

28. On page F-40, we note your disclosure of significant assumptions and that your assumptions for forward prepayment rates and forward default rates changed from December 31, 2014 to December 31, 2015. Please tell us the basis for these changes and revise your filing to disclose the basis for these changes in assumptions.

Liquidity and Capital Resources, page 239

29. We note that you accounted for repurchase agreements as collateralized financing transactions. Please expand your disclosure to quantify the average quarterly balance of

your repurchase agreements for each of the past three years. In addition, quantify the period end balance for each of those quarters and the maximum balance at any month-end. Explain the causes and business reasons for any significant variances among these amounts.

Contractual Obligations, page 245

30. It appears that your contractual obligation table does not include all contractual obligations on the balance sheet such as securitized debt obligations of consolidated VIE and Guaranteed loan financings. Please explain to us why these items are not included in the contractual obligations table and/or make changes to include all of the contractual obligations in the next amendment. To the extent that you do not revise your filing to include the securitized debt obligations of consolidated VIEs, please revise to footnote your table to disclose that such obligation and the related interest payments are excluded from this table and disclose your basis for the exclusion.

31. It does not appear that you have included interest payments in your contractual obligations table. Please revise to disclose the amount of interest related to your debt in future filings, or advise. Please refer to footnote 46 in our Release 33-8350.

32. We note your qualitative disclosure of interest rate risk associated with your various financial instruments and outstanding debt. Please expand to provide your market risk disclosure using one of the three disclosure alternatives as prescribed under Item 305 of Regulation S-K.

Unaudited Pro Forma Condensed Combined Financial Information, page 248

33. Please revise adjustment s to adjustment r and revise adjustment u to adjustment s in the ZAIS Financial Reclass column on page 250.

34. We note Sutherland does not record its mortgage servicing rights at fair value and ZAIS records its mortgage servicing rights at fair value. We note you do not include an adjustment to remove the change in fair value of mortgage servicing rights. Please tell us and revise your filing to clarify if you will continue to record the ZAIS mortgage servicing rights at fair value or if you will apply Sutherland's accounting policy to these mortgage servicing rights. To the extent you will account for these mortgage servicing rights at fair value, please tell us your basis in U.S. GAAP for applying two different accounting policies to your mortgage servicing rights. To the extent you will account for the mortgage servicing rights under Sutherland's accounting policy, please tell us how you have determined it was not necessary to include a pro forma adjustment for mortgage servicing rights.

35. It appears that ZAIS allocates a portion of the change of fair value of certain mortgage loans held for investment to interest income. It does not appear that Sutherland allocates

a portion of the change of fair value of certain mortgage loans held for investment to interest income. We note you do not include a pro forma adjustment to account for the difference in accounting policies. Please tell us and revise your filing to clarify how you will account for this fair value change in future periodic filings. To the extent you will account for these changes under two different methods, please tell us your basis in U.S. GAAP for applying two different accounting policies. To the extent you will account for these changes under Sutherland's accounting policy, please tell us how you have determined it was not necessary to include a pro forma adjustment.

36. Refer to your adjustment for net income attributable to non-controlling interests. Please revise to include an explanation of such adjustment.

37. Refer to footnote (A). We note you disclose an estimated bargain purchase gain of $21,502 resulting from the merger transaction. We also note the disclosed reasons for the ZAIS acquisition on page 125 that ZAIS offers strategic and financial opportunities, knowledge of current operating environment, economic of scales as well as access to public market. In that regard, please explain to us how you consider the guidance within ASC 805-30-25-4 and ASC 805-30-30-4 to 6 in determining whether you have unidentified assets and liabilities including any intellectual property or customer related intangible assets etc... To the extent you continue to believe there is a bargain purchase gain, please revise your filing to provide a description of the reasons why the transactions resulted in a gain.

38. We note you include multiple adjustments in your Pro Forma Merger Adjustments column on page 249. Please revise to include one line item in this column for each adjustment (e.g. adjustments C,E,F for Cash and cash equivalents should be disaggregated and presented as three separate rows).

39. It appears that adjustments (C) and (F) both reflect the tender offer of $64.3 million. Please revise or advise.

40. Refer to adjustment (E). Please revise your filing to clarify why this adjustment impacts non-controlling interests.

Business of Sutherland, page 255

Sutherland's Loan Portfolio, page 262

41. In the second table, please provide a separate line item for "servicing" under your investment type and explain how you have incorporated information for serviced assets for each column or advise.

Security Ownership of Certain Beneficial Owners, Directors and Management, page 293

42. For each entity disclosed as a 5% or greater beneficial owner of the Registrant or Sutherland, please identify the natural person with voting or dispositive power.

Financial Statements of Sutherland Asset Management Corporation, page F-1

Note 3 – Summary of Significant Accounting Policies

43. We note you disclose that deferred financing costs are amortized using the straight-line method on page F-15, but the effective interest method on page F-73. Please revise for consistency. Please refer to ASC 835-30-35.

Note 28 – Discontinued Operations, page F-58

44. We note that you have recorded Silverthread within discontinued operations on the statements of income. Please tell us how you determined that it is appropriate to include Silverthread in discontinued operations. Within your response, please refer to ASC 205-20-45-1B.

Note 3 – Summary of Significant Accounting Policies

Loans, held-for-investment, page F-70

45. We note your references to ASC 310-20 on page F-70. Please tell us how you determined this reference was appropriate. Please revise, or advise.

Real estate acquired in settlement of loans, page F-71

46. We note your disclosure, here and on page 228, that real estate acquired in settlement of loans is carried at the carrying value. Please tell us how your policy complies with ASC 310-40-40-2. Please revise, or advise.

ZAIS Financial Corp. Form 10-K for Fiscal Year Ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 52

Financial Overview, page 58

47. We note your disclosure of Net income before income taxes at the bottom of page 58. In future filings please identify this measure as a non-GAAP measure and provide disclosures required by item 10(e) of Regulation S-K. Also, please revise the title of this

measure to be different from the GAAP measure. Within your response, please provide us an example of your proposed disclosure.

Liquidity and Capital Resources, page 69

48. We note that you accounted for repurchase agreements as collateralized financing transactions. Please expand your disclosure in future filings to quantify the average quarterly balance of your repurchase agreements for each of the past three years. In addition, please quantify the period end balance for each of those quarters and the maximum balance at any month-end. Also explain the causes and business reasons for any significant variances among these amounts. Please provide us an example of your proposed disclosure.

Item 8. Financial Statements and Supplementary Data, page 80

Note 2. Summary of Significant Accounting Policies, page 86

Revenue Recognition, page 91

Mortgage Loans Held for Investment, at Fair Value, page 91

49. We note your disclosure on page 91 regarding your policy for separately presenting interest income on mortgage loans and that you follow acceptable methods under U.S. GAAP for allocating a portion of the change in fair value of certain mortgage loans held for investment to interest income. Please explain to us how you reasonably concluded this policy was appropriate under GAAP. Please cite any relevant accounting literature you relied upon to support your accounting. Additionally, please tell us and disclose in future periodic filings the allocation methodology and the amount of unrealized gain allocated to interest income.

Item 9A. Controls and Procedures, page 132

50. In future filings please identify, in your report, which COSO framework you used to evaluate the effectiveness of the Company's internal control over financial reporting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Becky Chow, Staff Accountant, at (202) 551-6524 or Jennifer Monick, Assistant Chief Accountant, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Attorney
Office of Real Estate and
Commodities

cc: David E. Brown, Esq.